October 2, 2008
VIA EDGAR
Linda Cvrkel
Heather Clark
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7-5
Washington, D.C. 20549

Re: The Andersons, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 28, 2008
File No. 000-20557
Dear Ms. Cvrkel:
     This letter is provided in response to the written comments received from the Staff of the Division of Corporation Finance on September 22, 2008 with regard to the Form 10-K for the fiscal year ended December 31, 2007.
     In connection with our Form 10-K for the fiscal year ended December 31, 2007, we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Annual Report on Form 10-K for the year ended December 31, 2007
Managements Discussion and Analysis of Financial Condition and Results of Operations, page 24
Liquidity and Capital Resources, page 34
SEC COMMENT:
1.	We refer to the last sentence on page 35. Please tell us where the proceeds of the sale of the 34% interest in The Anderson’s Marathon Ethanol LLC are reflected on your cash flow statement, as we note no line item for proceeds from sale of affiliates. If you have offset the proceeds with the cash invested in affiliates, please revise future filings to separately present the cash inflows and outflows from investing activities. Please refer to SFAS 95, paragraph 31. Also, please tell us and revise future filings to discuss the amount of any gain or loss that was recognized in connection with this sales transaction.
REGISTRANT RESPONSE:
The proceeds received from the transaction being referred to are reflected in the financing section of our Statement of Cash Flows as “Proceeds received from minority interest”. The $13.7 million of proceeds received related to the sale of equity shares of a previously wholly-owned subsidiary of The Andersons that owned our share of an ethanol-related LLC. There was no gain or loss recognized as a result of this transaction. In future filings, we will revise our disclosure to more accurately describe the nature of this transaction.

Financial Statements, page 40
Consolidated Statements of Income, page 43
SEC COMMENT:
2.	We note from the disclosure in the Company’s revenue recognition policy included in Note 1 and from disclosures provided elsewhere in the Company’s Annual Report on Form 10-K, that the Company’s revenues include revenues earned from the sales of tangible products, from the provision of various services and from rental revenues on operating leases. Please revise your consolidated statements of operations in future filings to provide separate disclosure of revenues from sales of products from the provision of services and from rental activities. Separate disclosure of the related costs of sales should also be provided for the costs associated with each of these activities. Refer to the guidance outlined in Rule 5-03(b)(1) and (2) of Regulation S-X.
REGISTRANT RESPONSE:
Revenues earned from the provision of services in each of the years ended December 31, 2007, 2006 and 2005 amounted to 3% of total sales and merchandising revenues. Revenues earned from rentals on operating leases for the year ended December 31, 2007 amounted to 4.0% of total sales and merchandising revenues and 5% of total sales and merchandising revenues in each of the years ended December 31, 2006 and 2005. In accordance with the guidance outlined in Rule 5-03(b), which states “if income is derived from more than one of the subcaptions described under 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class”, these three classes have been combined. Because the revenues earned from the provision of services and from operating leases is less than 10% of the total, we would propose to continue combining them with sales of products in future filings until such time that they would exceed the 10% threshold.
Notes to Consolidated Financial Statements, page 47
Note 1. Summary of Significant Accounting Policies, page 47
Equity Securities, page 49
SEC COMMENT:
3.	We note the disclosure indicating that during 2007, the Company donated $4.9 million of available-for-sale equity securities to a charitable foundation and realized a gain of $4.8 million that has been reflected in other income. Please tell us in further detail the specific nature of the equity securities contributed to the charitable foundation during 2007 and explain in further detail how the Company valued these securities as the date they were contributed to the charitable foundation.
REGISTRANT RESPONSE:
The equity securities that were contributed to a charitable foundation in 2007 were shares of CBOT Holdings, traded on the New York Stock Exchange under the symbol “BOT”. The company valued these securities based on quoted market prices at the dates of contribution..
Note 2. Equity Method Investments and Related Party Transactions, page 54
SEC COMMENT:
4.	We note from page 55 that the company exchanged its ownership interest in Iroquois Bio-Energy Corporation with a third party for an equal interest in TAAE. To the extent that the exchange represents a transaction with commercial substance, please tell us and revise the notes to your financial statements to explain how you accounted for the exchange of interests. If you believe the transaction lacked commercial substance, please provide us with the basis for your conclusions. Refer to the guidance outlined in SFAS 153, APB 29, and EITF 01-2.
REGISTRANT RESPONSE:
At the time of the transaction, the company prepared an analysis to determine whether the exchange of its ownership interest in Iroquois Bio-Energy Corporation for an equal interest in TAAE was a transaction with commercial substance. Financial Accounting Standards No. 153 — Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 states that a “nonmonetary exchange is considered to have commercial substance if the future cash flows are expected to change significantly as a result of the exchange.
Both Iroquois Bio-Energy Corporation and TAAE are ethanol production companies located in the Midwest. At the time of the exchange, both entities had recently completed construction of their ethanol plants and began producing ethanol. The equity interest given up in terms of share of production capacity was very similar to the equity interest received.
Following is a quantitative summary of the analysis:

	TAAE	IBEC

Investment	$2,000,000	$2,000,000

Total Equity	$34,600,000	$23,500,000

Capacity-(Gal)	55,000,000	40,000,000

Ownership %	5.8%	8.5%

Production Capacity Share	3,190,000	3,400,000

Est. 2007 Income per Gallon- (pre-tax)	0.30	0.28

Income Share	957,000	952,000

Assumptions Due to IBEC’s smaller, less efficient size, its returns will lag TAAE’s by 2 cents per gallon.
Based on the above analysis, the company concluded that this exchange lacked commercial substance as the company was receiving a similar asset and the future cash flows were not expected to change significantly as a result of the exchange.
Note 9. Stock Compensation Plan, page 65
SEC COMMENT:
5.	Please tell us and explain in the notes to your financial statements in future filings why different dividend yields were used for purposes of computing the fair values of stock based compensation grants issued under the Long Term Performance Compensation Plan and the Employee Purchase

Plan during 2006. In this regard, we note that a dividend yield of .50% was used for purposes of computing the fair values of awards under the Long Term Performance Compensation Plan whereas a dividend yield of .84% was used for stock based compensation awards under the Employee Share Purchase Plan.
REGISTRANT RESPONSE:
The reason for the difference between the dividend yield used for the Long Term Performance Compensation Plan and the dividend yield used for the Employee Share Purchase Plan relates to the stock price at the date of respective grant. In the calculation of the dividend yield, the expected dividend was the same in both calculations however the market price per share at the date of grant for the Employee Share Purchase Plan, which was January 1, 2006, was $43.08 and the market price per share at the date of grant for the Long Term Performance Compensation Plan, which was April 1, 2006, was $78.23. This is an 82% increase in market price between the two grant dates which had a significant impact on the dividend yield calculation. Note that these market share prices were prior to our stock split in June 2006.
Schedule II — Consolidated Valuation and Qualifying Accounts, page 84
SEC COMMENT:
6.	We note the increase in the allowances for accounts and receivables is not proportionate to the increase in accounts and notes receivable at December 31, 2007. Please tell us the reasons for the increased charges of $3,430 and $230 for accounts and notes receivable, respectively during 2007. To the extent any known trends or uncertainties are significant with regards to these accounts, you should revise future filings to discuss these matters in your MD&A.
REGISTRANT RESPONSE:
Approximately 51% of the increase in the reserves for accounts and notes receivable relate to reserves taken against customer accounts receivable balances within the Grain & Ethanol Group that resulted from defaulted contracts and approximately 6% of the increase related to a customer account within the Plant Nutrient Group. These were specifically identified reserves and cannot be correlated to the change in the accounts receivable balance. Approximately 14% of the increase was the result of the increase in accounts receivable related to ethanol which the company began selling in 2007. The remaining 29% is directly correlated to the increase in the accounts and notes receivable balances. Because of the recent volatility in the commodities markets, which has caused some of the customer defaults that resulted in the biggest increase to the reserve, we have enhanced our disclosures beginning in the first quarter of 2008 to appropriately disclose the risks with respect to this area. We will continue to evaluate the appropriateness of our disclosures in future filings and to the extent that there any known trends or uncertainties which could be significant to our results of operations, we will discuss these matters in our MD&A.
Schedule 14A filed 3/20/2008
Benchmarking, page 19
SEC COMMENT:
7.	Your disclosure indicates that you rely on certain benchmark companies for guidance in setting your compensation. Please revise your disclosure in future filings to identify the companies to which you benchmark your consideration. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
REGISTRANT RESPONSE:
We disclosed that we used an index of 137 companies (or divisions) in 13 industries to benchmark executive compensation and an additional index of 22 companies (18 of which were not included in the list of 137) to further benchmark CEO compensation. For the most recent proxy, we concluded that our disclosure was sufficiently detailed and that listing the 155 companies/divisions would not provide additional value to the reader. In future filings, however, we will disclose this list and how the different benchmarks are used.
Bonus, Performance Targets & Thresholds, page 20
8.	In future filings, please disclose all targets, including targets for Retail and Turf & Specialty, which must be achieved in order for your executive officers to earn their annual bonus and equity incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 401(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.
REGISTRANT RESPONSE:
The disclosure of the Retail and Turf & Specialty thresholds and targets was omitted as none of the Named Executive Officers receive any compensation based on those specific thresholds and targets. Our understanding is that the Compensation Discussion and Analysis is applicable only to the Named Executive Officers and that since these omitted targets have no impact on the NEOs, disclosure was not required.
Equity Grants, page 23
SEC COMMENT:
9.	In future filings, please expand your discussion to clarify the method by which you determine the size of SOSAR and PSU awards granted to your named executive officers. To the extent that stock price appreciation targets or earnings per share targets are employed, please disclose these targets.
REGISTRANT RESPONSE:
We will comply in future filings and expand our discussion to clarify the methods we use to determine the size of our SOSAR and PSU awards granted to our named executive officers. We will also expand our disclosures on the earnings per share targets we use for our PSU awards. We do not have stock price appreciation targets for SOSAR awards.
We welcome the opportunity to discuss any questions with respect to our responses to the Staff’s comments. Please direct your questions to the undersigned at (419) 891-6387; Naran Burchinow, Vice President, General Counsel and Corporate Secretary at (419) 891-6403; or Richard George, Vice President, Controller and CIO at (419) 891-6309.

Very truly yours,
/s/ Anne Rex
Anne Rex
Assistant Controller